FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 11, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
 Rule 101(b)(1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
 Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to CONASEV dated May 5, 2003 regarding resignation of the CEO of Telefonica Servicios Comerciales S.A.C.

2.	Free translation of a letter to CONASEV dated May 7, 2003 regarding the record and payment dates of dividends for 2002.

3.	Free translation of a letter to CONASEV dated May 7, 2003 regarding the 27th Issue of the Second Program of Commercial Paper.

4.	Free translation of a letter to CONASEV dated May 7, 2003 regarding changes to the boards of directors of the Telefonica group.

5.	Free translation of a letter to CONASEV dated May 8, 2003 regarding the redemption of Series D of the 20th Issue of the Second Program of Commercial Paper.

6.	Free translation of a letter to CONASEV dated May 8, 2003 regarding the 26th issue of the Second Program of Commercial Paper.

7.	Free translation of a letter to CONASEV dated May 9, 2003 regarding the results of the third public offer of the 27th Issue of the Second Program of Commercial Paper.

8.	Free translation of a letter to CONASEV dated May 12, 2003 regarding the 26th Issue of the Second Program of Commercial Paper.

9.	Free translation of a letter to CONASEV dated May 13, 2003 regarding changes to the boards of directors of the Telefonica group.

10.	Free translation of a letter to CONASEV dated May 14, 2003 regarding the redemption of Series C of the 25th Issue of the Second Program of Commercial Paper.

11.	Free translation of a letter to CONASEV dated May 21, 2003 regarding the resignation of the Chief Executive Officer and director of Teleatento del Peru S.A.C.

12.	Free translation of a letter to CONASEV dated May 21, 2003 regarding the appointment of a member of the executive committee of Telefonica del Peru S.A.A.

13.	Free translation of a letter to CONASEV dated May 21, 2003 regarding information about the companies that belong to the Telefonica Group.

14.	Free translation of a letter to CONASEV dated May 24, 2003 regarding the redemption of Series H of the 25th Issue of Commercial Paper.

15.	Free translation of a letter to CONASEV dated May 27, 2003 regarding the appointment of the Chief Executive Officer and director of Telefonica Servicios Integrados S.A.C.

16.	Free translation of a letter to CONASEV dated May 27, 2003 regarding the resignation of the CEO and director from Telefonica Publicidad e Información Perú S.A.C.

17.	Free translation of a letter to CONASEV dated June 2, 2003 regarding the temporary appointment of the CEO of Telefonica Publicidad e Información Perú S.A.C.

Item 1.

TRANSLATION

GGR-135-A-203-2003

May 5, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that on Wednesday April 30, the Universal Shareholders Meeting of its affiliate Telefonica Servicios Comerciales S.A.C. accepted the resignation of the Chief Executive Officer, Mr. Luis Lozano Burguillo, and appointed Mr. Jaime Rivero Aguilar to the said position.

According to the Resolution No. 722-97-EF/94.10, we are pleased to enclose herewith the updated information in the official form.

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

TELEFÓNICA SERVICIOS COMERCIALES S.A.C

1.	CIIU:	74996

2.	R.U.C.:	20459940660

3.	Address:	Av. Arequipa 1155, Santa Beatriz, Lima

4.	Legal Representation	Rivero Aguilar, Jaime

5.	Shareholders with 5% or greater of capital stock:	Telefónica del Peru S.A.A.

6.	Board of Directors:	Has not been appointed

7.	General Manager:	Rivero Aguilar, Jaime with DNI No. 09237616

Item 2.

May 7, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that according to the powers granted by the Board of Directors of the Company, the President decided that June 20th and July 15th will be the record and payment dates, respectively, of dividends for the year 2002.

According to the agreements reached in the Annual Shareholders Meeting of March 26, 2003, the dividend per share is S/. 0.008264603529551.

Best regards,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 3.

TRANSLATION

May 7, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, enclosed please find a copy of the advertisement published today regarding the terms and conditions of the 27th Issue of the Second Program of Commercial Paper.

Best regards,

Julia María Morales

Representative to the Stock Exchange

Item 4.

TRANSLATION

Lima, May 7, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-202-EF/94.10, Telefónica del Perú S.A.A. informs you that the Board of Directors of Telefónica Perú Holding S.A.C. held on May 6, 2003, appointed Mr. Javier Nadal Ariño Chief Executive Officer. At the same time, we inform you about the resignation of Mr. José Luis Baranda as a member of the Board of Directors of Telefónica Multimedia S.A.C., Servicios Editoriales del Perú S.A.C., Telefónica Servicios Técnicos S.A.C., and Media Networks S.A.C., and about the appointment of Mr. Diego Martínez-Caro as a director of such Boards of Directors.

According to the Resolution No. 722-97-EF/94.10, enclosed please find herewith the information related to the above mentioned companies, duly updated in the respective form.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

TRANSPORTE PERÚ HOLDING S.A.C.

1.	CIIU:	67120

2.	R.U.C.:	20572900

3.	Address:	Av. Arequipa 1155, Sta. Beatriz, Lima

4.	Legal Representative:	Nadal Ariño, Javier

5.	Shareholders with 5% or more of the capital stock:	Telefónica Internacional, S.A.

6.	Board of Directors:

	Nadal Ariño, Javier (President)	Passport No. 73180805-A
	Ros Brugueras, Juan Carlos	Passport No. 46115906
	Delgado Martínez Isidro Javier	Passport No. 16790223

7.	Chief Executive Officer:	Nadal Ariño, Javier

TELEFÓNICA MULTIMEDIA S.A.C.

1.	CIIU:	92136

2.	R.U.C.:	20590000263

3.	Address:	Av. Camino Real 390, Torre Central Piso 11, San Isidro, Lima

4.	Legal Representative:	Duncan Cary-Barnard Michael

5.	Shareholders with 5% or more of the capital stock:	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Nadal Ariño, Javier (President)	Passport No. 73180805-A
	Revilla Vergara Juan	D.N.I. No. 98234014
	Martínez Caro Diego	C.E. No. N-118184
	Villa Mardon Antonio	D.N.I. 10840875
	Duncan Cary-Barnard Michael	D.N.I. 10803501

7.	Chief Executive Officer:

	Duncan Cary-Barnard Michael	D.N.I. 10803501

SERVICIOS EDITORIALES DEL PERU S.A.C.

1.	CIIU:	22156

2.	R.U.C.:	20475355572

3.	Address:	Humberto Torres Matos No. 145, Magdalena

4.	Legal Representative:	Werner Schuler Schutz, D.N.I. 10274322

5.	Shareholders with 5% or more of the capital stock:	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Nadal Ariño, Javier	Passport No. 73180805-A
	Revilla Vergara, Juan	D.N.I. No. 082340414
	Martinez Caro, Diego	C.E. No. N-118184
	Villa Mardon, Antonio	D.N.I. 10840875
	Duncan Cary-Barnard Michael	D.N.I. 10803501

7.	Chief Executive Officer:

Werner Schuler Schutz

TELEFÓNICA SERVICIOS TÉCNIOS S.A.C.

1.	CIIU:	72505

2.	R.U.C.:	20502070640

3.	Address:	Av. Arequipa 1155, Santa Beatriz, Lima

4.	Legal Representative:	Manuel Plaza Martín

5.	Shareholders with 5% or more of the capital stock:	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Nadal Ariño, Javier	Passport No. 73180805-A
	Revilla Vergara, Juan	D.N.I. No. 082340414
	Martinez Caro, Diego	C.E. No. N-118184

7.	Chief Executive Officer

	Manuel Plaza Martín	C.E. No. N-85231

MEDIA NETWORKS S.A.C.

1.	CIIU:	92136

2.	R.U.C.:	20501633004

3.	Address:	Av. Arequipa 1155, 8th floor, Santa Beatriz, Lima

4.	Legal Representative:	Schuler Schütz Werner Ernesto

5.	Shareholders with 5% or more of the capital stock:	Telefónica Multimedia S.A.C.

6.	Board of Directors:

	Nadal Ariño, Javier	Passport No. 73180805-A
	Revilla Vergara, Juan	D.N.I. No. 082340414
	Martinez Caro, Diego	C.E. No. N-118184
	Villa Mardon Antonio	D.N.I. No. 10840875
	Duncan Cary-Barnard Michale Alan	D.N.I. No. 10803501

7.	Chief Executive Officer

	Schuler Schütz Werner Ernesto	D.N.I. No. 10274322

Item 5.

TRANSLATION

GCF-220-A1-0410-03

Lima, May 8, 2003

Messers.

Comisión Nacional Supervisora

De Emrpesas y Valores—CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series D of the 20th Issue of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
20th	D	360	5/13/02	5/8/03	17,555,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 6.

TRANSLATION

May 8, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, enclosed please find a copy of the advertisement published today regarding the terms and conditions of the 26th Issue of the Second Program of Commercial Paper.

Best regards,

Julia María Morales

Representative to the Stock Exchange

Item 7.

TRANSLATION

May 9, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the third public offer of the 27th Issue of the Second Program of Telefónica del Peru Commercial Paper made on Thursday May 8, 2003 and inscribed automatically in the Capital Markets Public Records.

Series	Term	Amount S/.	Date of Issue	Date of Maturity
G	83	2,000,000	05/09/2003	07/31/2003
H	175	10,455,000	05/09/2003	10/31/2003
J	357	7,545,000	05/09/2003	04/30/2004

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representantive

Item 8.

TRANSLATION

May 12, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the third public offer of the 26th Issue of the Second Program of Telefónica del Peru Commercial Papers made on May 9 and automatically inscribed in the Capital Markets Public Records as per Resolution No. 009-2002/EF/94.11.

Series	Term	Amount US$	Date of Issue	Date of Maturity
I	80	7,000,000	05/12/2003	07/31/2003
J	172	4,000,000	05/12/2003	10/31/2003
L	354	1,000,000	05/12/2003	04/30/2004

We would also like to inform that there is a remaining balance of US$.15,500,000.00 within the 26th issue.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 9.

TRANSLATION

Lima, May 13, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the new members of the Board of Directors of the companies of the Group, according to the agreements adopted today in their respective Shareholders’ meetings.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

TRANSPORTE URGENTE DE MENSAJERÍA S.A.C.

1.	CIIU:	641105

2.	R.U.C.:	20386445720

3.	Address:	Av. Arequipa 4005, Miraflores

4.	Legal Representative:	Martín Muñoz, Francisco

5.	Shareholders 5% or more of the capital stock:	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Nadal Ariño, Javier (President)	Passport No. 73180805-A
	Revilla Vergara, Juan	D.N.I. No. 082340414
	Manzanares Gutiérrez, José Javier	C.E. No. N-87013
	García Vélez, José Luis	C.E. No. N-99623
	De la Puente Estremadoyro, Séneca	D.N.I. No. 06417179

7.	Chief Executive Officer:

	Martín Muñoz, Francisco	C.E. No. N-84213

SERVICIOS GLOBALES DE TELECOMUNICACIONES S.A.C.

1.	CIIU:	64207

2.	R.U.C.:	20502012445

3.	Address:	Av.Arequipa 1155, 8 floor, Sta. Beatriz, Lima

4.	Legal Representative:	Abárzuza Gil, Jesús María

5.	Shareholders with 5% or more of the capital stock:	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Nadal Ariño, Javier (President)	Passport No. 73180805-A
	Abárzuza Gil, Jesús María	C.E. No. N-85602
	Morales Valentín, Julia María	D.N.I. No. 08768750

7.	Chief Executive Officer:

	Abárzuza Gil, Jesús María	C.E. No. N-85602

TELEFÓNICA SERVICIOS INTEGRADOS S.A.C.

1.	CIIU:	64207

2.	R.U.C.:	20304997436

3.	Address:	Av. Camino Real 390, Torre Central, Piso 11, San Isidro, Lima

4.	Legal Representative:	Revilla Vergara, Juan

5.	Shareholders with 5% or more of the capital stock:	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Revilla Vergara, Juan	D.N.I. No. 082340414
	Airaldi Quiñones, Eduardo	D.N.I. No. 08787744
	Martinez Caro, Diego	C.E. No. N-118184

7.	Chief Executive Officer:

	Equiza Escudero, Jesús	C.E. No. N-97536

TELEFÓNICA SERVICIOS DIGITALES S.A.C.

1.	CIIU:	74996

2.	R.U.C.:	20468340977

3.	Address:	Av. Primavera 653, San Borja, Lima

4.	Legal Representative:	Llerena De Rossi, Hernán Alberto

5.	Shareholders with 5% or more of the capital stock:	Telefónica del Perú S.A.A. Com S.A.

6.	Board of Directors:

Antúnez de Mayolo Morelli,
	Santiago (President)	D.N:I. 08746612
	Fernández Pollán, Manuel	D.N.I. 41356875
	Levy Spack Tomotov	D.N.I. 08228291
	Rodríguez Bustamante, Julio Alfredo	L.E. 07933913
	Schneider Shpilberg Ben	D.N.I. 08219550
	Revilla Vergara, Juan	D.N.I. 08234014
	Airaldi Quiñones, Eduardo	D.N.I. No. 08787744
	Martinez Caro, Diego	C.E. No. N-118184

7.	Chief Executive Officer

	Llerena De Rossi, Hernán Alberto	D.N.I. 25677547

TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.

1.	CIIU:	67120

2.	R.U.C.:	20467691393

3.	Address:	Av. Arequipa 1155, Santa Beatriz, LIma

4.	Legal Representative:	Antúnez de Mayolo Morelli, Santiago

5.	Shareholders with 5% or more of the capital stock:	Telefónica del Perú S.A.A.

6.	Board of Directors:

Antúnez de Mayolo Morelli,
	Santiago (Executive President)	D.N:I. 08746612
	Revilla Vergara, Juan	D.N.I. 08234014
	Airaldi Quiñones, Eduardo	D.N.I. No. 08787744

7.	Chief Executive Officer:

Antúnez de Mayolo Morelli, Santiago

Item 10.

TRANSLATION

GCF-220-A1-0429-03

Lima, May 14, 2003

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series C of the 25th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
25th	C	180	11/15/02	5/14/03	S/. 29,400,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 11.

TRANSLATION

GGR-135-A-228-2003

Lima, May 21, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-202-EF/94.10, we inform you that the Board of Directors of Teleatento del Perú S.A.C., a company which forms part of the Group of Telefónica, at the meeting held today, accepted the resignation of Mr. Dimitrios Karagounis as Chief Executive Officer and Director of the above mentioned company.

According to the Resolution No. 722-97-EF/94.10, enclosed please find the information duly updated in the respective form.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

TELEATENTO DEL PERÚ S.A.C.

1.	CIIU :	74996

2.	R.U.C. :	20414989277

3.	Address :	Camaná 650, Lima

4.	Legal Representative :	Fernando Rubio Baeza

5.	Shareholders with more than 5% of the share capital :	Atento Holding Telecomunicaciones S.A. Telefónica del Perú S.A.A.

6.	Board of Directors :

	Alberto Horcajo Aguirre	Passport No. 50808131-G
	Felipe Miguel Tomic Errazuriz	Passport No. 5.390.90
	Vacant	vacant

7.	Chief Executive Officer:

It has been assigned temporarily as CEO is Mr. Fernando Rubio Baeza, spanish, with carné de extranjería No. N-114764.

Item 12.

TRANSLATION

GGR-135-A-229-2003

Lima, May 21, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law regarding Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, we are pleased to inform you that during the meeting of the Board of Directors of Telefónica del Perú S.A.A held today, Mr. José María Álvarez-Pallete López, Spanish, identified with Passport No. 50705869-T., was appointed as a member of the Executive Committee. As a result, the above mentioned Committee is composed by Mr. Javier Nadal Ariño, Mr. Juan Revilla Vergara, Mr. José Antonio Colomer Guiu and Mr. José María Álvarez-Pallete López.

Additionally, we would like to inform you that Mr. Vicente Murcia Navarro, Spanish, identified with CE No. N-85232 has become a titular director of the Board of Directors, because the respective titular director, Dr. Enrique Normand Sparks, passed away.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 13.

TRANSLATION

Lima, May 21, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

Regarding the Communication No. 2384-2003-EF/94.45.3, enclosed please find the list of the Telefónica Group, as well as the detailed information of each of the companies, according to the forms of the Indirect Property, related and Economic Group Regulation, CONASEV No. 722-1977-EF/94.10 Resolution.

Additionally, there will be a Board of Directors Meeting of Telefónica Servicios Integrados S.A.C. in order to appoint a new Chief Executive Officer of the company, who will replace Mr. Equiza Escudero, and such designation will be communicated as a key event, according to the procedures made with all the companies of the Group.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Company	Registration on the RPMV

Telefónica, S.A.	X

Telefónica de España, S.A. (Sociedad Unipersonal)

Telefónica Móviles, S.A

Telefónica Datacorp, S.A. (Sociedad Unipersonal)

Terra Networks, S.A.

Grupo Admira Media, S.A. (Sociedad Unipersonal)

Telefónica Publicidad e Información, S.A.

Atento Holding Inc.

Telefónica Internacional, S.A.

Telefónica Perú Holding S.A.C.

Emergia, N.V.

Telefónica del Perú S.A.A.	X

Telefónica Multimedia S.A.C.

Servicios Editoriales del Perú S.A.C.

Telefónica Publicidad e Información Perú S.A.C.

Transporte Urgente de Mensajería S.A.C.

Telefónica Servicios Digitales S.A.C.

Telefónica Soluciones Globales Holding S.A.C.

Telefónica Servicios Integrados S.A.C.

Telefónica Servicios Comerciales S.A.C.

Servicios Globales de Telecomunicaciones S.A.C.

Telefónica Servicios Técnicos S.A.C.

Media Networks S.A.C.

Zeleris Perú S.A.C.

Telefónica Gestión de Servicios Compartidos Perú S.A.C.

Telefónica Centros de Cobro S.A.C.

Telefónica Móviles Perú Holding S.A.A.	X

Telefónica Móviles S.A.C.

Telefónica Empresas Perú S.A.A. (before Telefónica Data Perú S.A.A.) PerPerúS.A.A.	X

Telefónica Servicios Financieros S.A.C.

Teleatento del Perú S.A.C.

Terra Networks Perú S.A.

TELEFÓNICA S.A.

1.	CIIU:	6420

2.	R.U.C.:	A-28 015865

3.	Address:	Gran Vía, 28. 28013 Madrid. España

4.	President:	César Alierta Izuel

5.	Shareholders with more than 5% of the capital stock:	Banco Bilbao Vizcaya Argentaria, S.A.

6.	Board of Directors	César Alierta Izuel.—President

Isidro Fainé Casas.—Vice President

Jose Ignacio Goirigolzarri Tellaeche.—Vice President

Fernando Abril-Martorell Hernández.—Director

Maximino Carpio García.—Director

Carlos Colomer Casellas.—Director

José Antonio Fernández Rivero.—Director

Alfonso Ferrari Herrero.—Director

Gonzalo Hinojosa Fernández de Angulo.—Director

Miguel Horta e Costa.—Director

Pablo Isla Alvarez de Tejera—Director

Luis Lada Díaz.—Director

José Maldonado Ramos.—Director

Antonio Massanell Lavilla.—Director

Enrique Used Aznar—Director

Mario Eduardo Vázquez.—Director

Antonio Viana-Baptista.—Director

Gregorio Villalabeitia Galarraga.—Director

Antonio Alonso Ureba.—Director—Secretary

Joaquín de Fuentes Bardají.—Vice Secretary non Director

TELEFÓNICA MÓVILES, S.A.

1.	CIIU :	7415

2.	R.U.C. :	A-82573759

3.	Address :	Goya, 24. Madrid

4.	President:	Antonio Viana-Baptista

5.	Shareholders with more than 5% of the capital stock :	Telefónica, S.A.: 71.256% Telefónica Internacional, S.A.: 21.74%

6.	Board of Directors	D. Antonio Viana-Baptista—President

D. José M.[a] Álvarez-Pallete López—Director

D. Lars M. Berg—Director

D. Miguel Canalejo Larrainzar—Director

D. Maximino Carpio García—Director

D. Javier Echenique Landiribar—Director

D. Victor Goyenechea Fuentes—Director

D. Luis Lada Díaz—Director

D. José M.ª Mas Millet (Secretary)—Director

D. Antonio Massanell Lavilla—Director

D. Alfonso Merry del Val Gracie—Director

D. Fernando Xavier Ferreira—Director

D. Antonio Hornedo Muguiro—non director Vice Secretary

TELEFONICA PUBLICIDAD E INFORMACIÓN, S.A.

1.	CIIU:	7440

2.	R.U.C.:	A - 28185221

3.	Address:	Avda. Manoteras, 12 - 28050 Madrid. España

4.	President:	Belén Amatriaín Corbi

5.	Shareholders with more than 5% of the capital stock:	Telefónica S.A.: 59.87%

6.	Board of Directors:	Belén Amatriain Corbi.—President

Jose María Alvarez-Pallete López.—Director

Ma Isabel de Andrés Bravo.—Director

Jon Andoni Eizmendi Aguirre.—Director

Luis Bassat Coen.—Director

Javier López-Mingo Tolmo.—Secretary non Director

TELEFÓNICA INTERNACIONAL, S.A.

1.	CIIU :	741

2.	R.U.C. :	A - 78035441

3.	Address :	Gran Vía 28, 28013. Madrid. España

4.	President:	José María Alvarez-Pallete López

5.	Shareholders with more than 5% of the capital stock :	Telefónica, S.A: 100%

6.	Board of Directors	José María Alvarez-Pallete López—President

Antonio Viana-Baptista—Director

Javier Nadal Ariño—Director

Jacinto Diaz Sánchez—Director

Javier Delgado Martínez—Director

Juan Carlos Ros Brugueras—Secretary Director

TELEFÓNICA DATACORP, S.A. (Sociedad Unipersonal)

1.	CIIU :	6420

2.	R.U.C. :	A - 82196064

3.	Address :	Gran Vía, 28. 28013 Madrid. España

4.	President:	Eduardo Caride

5.	Shareholders with more than 5% of the capital stock:	Telefónica, S.A: 100%

6.	Board of Directors	Eduardo Caride.—President

Antonio Viana-Baptista.—Director

José Ma Alvarez-Pallete López.—Director

Guillermo Fernández-Vidal.—Director

Julio Linares López.—Director

Cristina Pareja Pallares.—Secretary non-director

TERRA NETWORKS S.A.

1.	CIIU :	6420

2.	R.U.C. :	A-82 196 080

3.	Address :	C/ Nicaragua 54. Barcelona 08029. España

4.	President:	Joaquim Agut Bonsfills

5.	Shareholders with more than 5% of the capital stock :	Telefónica, S.A.: 36.57%

6.	Board of Directors	Joaquim Agut Bonsfills.—President

Robert J. Davis.—Vice President

Alejandro Junco de la Vega Elizondo.—Director

Angel Vilá Boix.—Director

Edward M.Phillip.—Director

Enrique Used Aznar.—Director

Francisco Moreno de Alborán.—Director

Jesus María Zabalza Lotina—Director

Johannes Hendrikus Hubert de Mol.—Director

Luis Ramón Arrieta Durana.—Director

Telefónica Datacorp.—Director

Carlos Fernández Prida—Director

José F. Mateu Isturiz.—Secretary non Director

GRUPO ADMIRA MEDIA, S.A. (Sociedad Unipersonal)

1.	CIIU :	9642

2.	R.U.C. :	A-80945918

3.	Address :	P. Castellana, 141. Madrid. España

4.	President:	Pedro Antonio Martín Marín

5.	Shareholders with more than 5% of the capital stock :	Telefónica, S.A: 100%

6.	Board of Directors	Pedro Antonio Martín Marín.—President

Juan Antonio Sagardoy Bengoechea.—Director

José María Alvarez-Pallete López.—Director

Luis Blasco Bosqued.—Director

Guillermo Fernández-Vidal.—Director

Roberto Tornadell Carrió.—Director

Eduardo Sanfrutos Gambin.—Director

Luis Bastida Ibargüen.—Director

Luis Abril Pérez—Director

Pedro Ramón y Cajal—Director

Mónica Martín de Vidales Godino.—Secretaria non director

TELEFÓNICA DE ESPAÑA, S.A. (Sociedad Unipersonal)

1.	CIIU :	64

2.	R.U.C. :	A-82018474

3.	Address :	Gran Vía, 28. 28013 Madrid. España

4.	President :	Julio Linares López

5.	Shareholders with more than 5% of the capital stock :	Telefónica S.A: 100%

6.	Board of Directors:	Julio Linares López.—President

José Ma Alvarez-Pallete López.—Director

Guillermo Fernández Vidal.—Director

Antonio Viana-Baptista.—Director

Pablo de Carvajal González.—Secretary non Director

ATENTO HOLDING, INC

1.	CIIU :

2.	R.U.C.:	E-52-2237057

3.	Address :	Centre Road 1013, City of Wilmington,
County of New Castle, Delaware, Estados Unidos

4.	President:	Alberto Horcajo

5.	Shareholders with more than 5% of the capital stock :	Telefónica S.A.: 99.9%

7.	Board of Directors:	Alberto Horcajo Aguirre—President

Reyes Cerezo Rodríguez-Sedano—Secretary Director

EMERGIA HOLDING N.V.

1.	CIIU :

2.	R.U.C. :	809020038

3.	Address :	Drentstraat 20, 1083 HK Amsterdan. Holanda

4.	President:	Eduardo Caride

5.	Shareholders with more than 5% of the capital stock :	Telefónica S.A.: 94% Tyco Group: 6%

6.	Board of Directors :	Antonio Viana-Baptista.—Member of the Supervisory Board

Guillermo Fernández-Vidal .—Member of the Supervisory Board

Manuel Costa Marqués.—Member of the Supervisory Board

Gabriel Rizzo.—Managing Director

TELEFÓNICA DEL PERÚ S.A.A.

1.	CIIU :	64207

2.	R.U.C. :	20100017491

3.	Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4.	Legal Representative :	Revilla Vergara, Juan

5.	Shareholders with 5% or more of the capital stock :	Telefónica Internacional, S.A. Telefónica Perú Holding S.A.C.

6.	Board of Directors (titular):

	Almansa Moreno-Barreda Fernando José de	Passport No. Q754885
	Álvarez Pallete López José María	Passport No. 50705869-T
	Caride, Eduardo	Passport No. 12093391
	Colomer Guiu José Antonio	C.E. No. N-109953
	Ferrari Herrero, Alfonso	00103821E
	Nadal Ariño, Javier	Passport No. 73180805-A
	Vicente Murcia Navarro[1]	CE No. N-85232
	Revilla Vergara Juan	D.N.I. No. 08234014
	Used Aznar Enrique	Passport No. 17793130

7.	Chief Executive Officer:

Revilla Vergara, Juan

[1]	Mr. Vincente Murcia, previously an alternate director, became the titular director due to the death of the director Enrique Normand Sparks.

TELEFÓNICA MULTIMEDIA S.A.C.

1.	CIIU :	92136

2.	R.U.C. :	20290000263

3.	Address :	Av. Camino Real 390 Torre Central, Piso 11, San Isidro, Lima

4.	Legal Representative :	Duncan Cary-Barnard Michael

5.	Shareholders with 5% or more of the capital stock :	Telefónica del Perú S.A.A.

6.	Board of Directors

	Nadal Ariño, Javier (President)	Passport No. 73180805-A
	Revilla Vergara Juan	D.N.I. 08234014
	Martínez Caro Diego	C.E No. N-118184
	Villa Mardon Antonio	D.N.I. No. 10840875
	Duncan Cary-Barnard Michael Alan	D.N.I. No. 10803501

7.	Chief Executive Officer:	Duncan Cary-Barnard Michael, with L.E. No. 10803501.

TELEFÓNICA SERVICIOS INTEGRADOS S.A.C.

1.	CIIU :	64207

2.	R.U.C. :	20304997436

3.	Address :	Av. Camino Real 390 Torre Central Piso 11, San Isidro, Lima.

4.	Legal Representative :	Revilla Vergara Juan

5.	Shareholders with 5% or more of the capital stock :	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Revilla Vergara Juan	D.N.I No. 08234014
	Airaldi Quiñones, Eduardo	D.N.I. No. 08787744
	Martínez Caro, Diego	C.E. No. N-118184;

7.	Chief Executive Officer:

Equiza Escudero Jesús, with C.E. No. N-97536

TRANSPORTE URGENTE DE MENSAJERÍA S.A.C.

1.	CIIU :	641105

2.	R.U.C. :	20386445720

3.	Address :	Av. Arequipa 4005, Miraflores

4.	Legal Representative :	Martín Muñoz Francisco

5.	Shareholders with 5% or more of the capital stock :	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Nadal Ariño, Javier (President)	Passport No. 73180805-A
	Revilla Vergara Juan	D.N.I. No. 08234014
	De la Puente Estramadoyro, Séneca	D.N.I. No. 06417179
	Manzanares Gutiérrez José Javier	C.E. No. N-87013
	García Vélez José Luis	C.E. No. N-99623

7.	Chief Executive Officer:

Martín Muñoz Francisco, with C.E. No. N-85213

TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.

1.	CIIU :	67120

2.	R.U.C. :	20467691393

3.	Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4.	Legal Representative :	Antúnez de Mayolo Morelli Santiago

5.	Shareholders with 5% or more of the capital stock :	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Antúnez de Mayolo Morelli Santiago (President)	D.N.I. 08746612
	Revilla Vergara Juan	D.N.I. No. 08234014.
	Airaldi Quiñones, Eduardo	D.N.I. No. 08787744

7.	President:

Antúnez de Mayolo Morelli Santiago

TELEFÓNICA SERVICIOS COMERCIALES S.A.C

1.	CIIU :	74996

2.	R.U.C. :	20459940660

3.	Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4.	Legal Representative :	Rivero Aguilar, Jaime

5.	Shareholders with 5% or more of the capital stock :	Telefónica del Perú S.A.A.

6.	Board of Directors	Has not been elected.

7.	Chief Executive Officer:

Rivero Aguilar, Jaime with DNI No. 09237616.

SERVICIOS EDITORIALES DEL PERÚ S.A.C.

1.	CIIU :	22156

2.	R.U.C. :	20475355572

3.	Address :	Humberto Torres Matos No. 145, Magdalena.

4.	Legal Representative :	Werner Schuler Schutz, DNI 10274322

5.	Shareholders with 5% or more of the capital stock :	Telefónica del Perú S.A.A.

6.	Board of Directors

	Nadal Ariño Javier (President)	Passport No. 73180805-A
	Revilla Vergara Juan	D.N.I. No. 08234014
	Martínez Caro Diego	C.E No. N-118184
	Villa Mardon Antonio	D.N.I. No. 10840875
	Duncan Cary-Barnard Michael Alan	D.N.I. No. 10803501

7.	Chief Executive Officer:

Werner Schuler Schütz

TELEFÓNICA SERVICIOS DIGITALES S.A.C.

1.	CIIU :	74996

2.	R.U.C. :	20468340977

3.	Address :	Av. Primavera 653 San Borja, Lima

4.	Legal Representative :	Llerena De Rossi Hernán Alberto

5.	Shareholders with 5% or more of the capital stock :	Telefónica del Perú S.A.A. Com S.A.

6.	Board of Directors:

	Antúnez de Mayolo Morelli Santiago (President)	DNI No. 08746612
	Fernández Pollán Manuel	DNI No. 41356875
	Levy Spack Yomtov	DNI No. 08228291
	Rodríguez Bustamante, Julio Alfredo	L.E. No. 07933913
	Schneider Shpilberg Ben	DNI No. 08219550
	Revilla Vergara Juan	D.N.I. No. 08234014
	Airaldi Quiñones, Eduardo	D.N.I. No. 08787744
	Martínez Caro, Diego	C.E No. N-118184

7.	Chief Executive Officer:

Llerena De Rossi Hernán Alberto, with D.N.I. No. 25677547

TELEFÓNICA PUBLICIDAD E INFORMACIÓN PERÚ S.A.C

1.	CIIU :	73406

2.	R.U.C. :	20501426041

3.	Address :	Los Jazmines No. 555, Lince

4.	Legal Representative :	Dimitrios Karagounis

5.	Shareholders with 5% or more of the capital stock :	Telefónica Publicidad e Información, S.A.

6.	Board of Directors:

	Nadal Ariño, Javier (President)	Passport No. 73180805-A.
	García Fau, Ana	Passport No. 2881160-L.
	Monjardín Arbex Pablo	Passport No. 7220682-Q.
	Revilla Vergara Juan	D.N.I. No. 08234014.
	Rico Menéndez, Antonio	Passport No. 5220085-M.
	Karagounis Dimitrios	Carné CE No. N-113702

8.	Chief Executive Officer:

Dimitrios Karagounis, CE No. N-113702

SERVICIOS GLOBALES DE TELECOMUNICACIONES S.A.C

1.	CIIU :	64207

2.	R.U.C. :	20502012445

3.	Address :	Av. Arequipa 1155, piso 8, Santa Beatriz, Lima

4.	Legal Representative :	Abárzuza Gil, Jesús María

5.	Shareholders with 5% or more of the capital stock :	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Nadal Ariño Javier (President)	Passport No. 73180805-A
	Abárzuza Gil, Jesús María	C.E. No. N-85602.
	Morales Valentín, Julia María	D.N.I. No. 08768750

7.	Chief Executive Officer:

Abárzuza Gil Jesús María, CE No. N-85602.

TELEFÓNICA SERVICIOS TÉCNICOS S.A.C.

1.	CIIU :	72505

2.	RUC	20502070640

3.	Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4.	Legal Representative :	Manuel Plaza Martín

5.	Shareholders with 5% or more of the capital stock :	Telefónica del Perú S.A.A.

6.	Board of Directors :

	Nadal Ariño Javier (President)	Passport No. 73180805-A
	Revilla Vergara Juan	D.N.I. No. 08234014
	Martínez Caro Diego	C.E No. N-118184

7.	Chief Executive Officer:

Manuel Plaza Martín, CE No. N-85231

TELEFÓNICA EMPRESAS PERÚ S.A.A. (Previously TELEFÓNICA DATA PERÚ S.A.A.)

1.	CIIU :	64207

2.	R.U.C. :	20500698340

3.	Address :	Jorge Basadre No. 592, piso 7, San Isidro

4.	Legal Representative :	Airaldi Quiñones, Eduardo Antonio Remo

5.	Shareholders with 5% or more of the capital stock :	Telefónica Datacorp, S.A.

6.	Board of Directors (titular):

	Airaldi Quiñones Eduardo	D.N.I. No. 08787744
	Badiola Guerra Alvaro Julio	Passport No. 05261731K
	Budinich Diez Mateo	Passport No. 65222043
	Caride Eduardo	Passport No. 12093391
	Nadal Ariño, Javier (President)	Passport No. 73180805-A
	Pareja Pallares Cristina	Passport No. 02508620-X
	Revilla Vergara Juan	D.N.I. No. 08234014

7.	Chief Executive Officer:

Airaldi Quiñones Eduardo Antonio Remo, with D.N.I. No. 08787744

TELEFÓNICA SERVICIOS FINANCIEROS S.A.C.

1.	CIIU :	64207

2.	R.U.C. :	20333464765

3.	Address :	Los Sauces 374, piso 10, Torre Roja, San Isidro, Lima

4.	Legal Representative :	Checa Gjurinovic Guillermo

5.	Shareholders with more than 5% of the capital stock :	Telefónica Data Perú S.A.A.

6.	Board of Directors :

	Airaldi Quiñones Eduardo	D.N.I. No. 08787744
	Krüger Sayán Juan Luis	D.N.I. No. 09337264
	Checa Gjurinovic Guillermo	D.N.I. No. 07886625
	Schwartzmann Larco Víctor Carlos	D.N.I. No. 08234765
	Moulet García David	Passport No. 00276520Z

7.	Chief Executive Officer:

Checa Gjurinovic Guillermo, D.N.I. 07886625

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

1.	CIIU :	67120

2.	R.U.C. :	20500805103

3.	Address :	Juan de Arona No. 786, San Isidro, Lima

4.	Legal Representative :	Manzanares Gutiérrez José Javier

5.	Shareholders with 5% or more of the capital stock :	Telefónica Móviles, S.A.

6.	Board of Directors :

	Nadal Ariño, Javier (President)	Passport No. 73180805-A
	Abella García Fernando	Passport No. 09744332
	Ivorra Cano Félix	Passport No. V 250982/E
	Manzanares Gutiérrez José Javier	C.E. No. N-87013
	Molés Valenzuela José	Passport No. 9800006
	Revilla Vergara, Juan	D.N.I. No. 08234014

7.	Chief Executive Officer:

Manzanares Gutiérrez José Javier, C.E. No. N-87013

TELEFÓNICA MÓVILES S.A.C.

1.	CIIU :	64207

2.	R.U.C. :	20424653561

3.	Address :	Juan de Arona 250, San Isidro

4.	Legal Representative :	Manzanares Gutiérrez, José Javier

5.	Shareholders with 5% or more of the capital stock :	Telefónica Móviles Perú Holding S.A.A.

6.	Directores :

	Nadal Ariño, Javier (President)	Passport No. 73180805-A
	Abella García Fernando	Passport No. 09744332
	Baranda José Luis	Passport No. 2010009
	Ivorra Cano Félix	Passport No. V 250982/E
	Manzanares Gutiérrez José Javier	C.E. No. N-87013
	Revilla Vergara, Juan	D.N.I. No. 08234014

7.	Chief Executive Officer:

Manzanares Gutiérrez José Javier, C.E. No. N-87013

TELEFÓNICA PERÚ HOLDING S.A.C.

1.	CIIU :	67120

2.	R.U.C. :	20571900

3.	Address :	Av. Arequipa No. 1155, Santa Beatriz, Lima

4.	Legal Representative :	Nadal Ariño, Javier

5.	Shareholders with 5% or more of the capital stock :	Telefónica Internacional, S.A

6.	Board of Directors :

	Nadal Ariño, Javier	Passport No. 73180805-A
	Ros Brugueras Juan Carlos	Passport No. 46115906
	Delgado Martínez Isidro Javier	Passport No.16790223

7.	Chief Executive Officer:

Nadal Ariño, Javier

TELEFÓNICA GESTIÓN DE SERVICIOS COMPARTIDOS PERÚ S.A.C.

1.	CIIU :	74145

2.	R.U.C. :	20501827623

3.	Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4.	Legal Representative :	Escobar González, José Luis

5.	Shareholders with 5% or more of the capital stock :	Telefónica, S.A.

6.	The company’s by-laws do not provide for a Board of Directors

7.	Chief Executive Officer:

Escobar González José Luis, Spanish, Passport No. 23.784.238-F

TELEFÓNICA CENTROS DE COBRO S.A.C

1.	CIIU :	74996

2.	R.U.C. :	20501913970

3.	Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4.	Legal Representative :	Campuzano Garcés Roberto

5.	Shareholders with 5% or more of the capital stock :	Telefónica Gestión de Servicios Compartidos S.A.C.

6.	Board of Directors: Not appointed

7.	Chief Executive Officer:

Campuzano Garcés Roberto, with L.E. No. 09398681

MEDIA NETWORKS S.A.C.

1.	CIIU :	92136

2.	R.U.C. :	20501633004

3.	Address :	Av. Arequipa 1155, piso 8, Santa Beatriz, Lima

4.	Legal Representative :	Schuler Schütz Werner Ernesto

5.	Shareholders with 5% or more of the capital stock :	Telefónica Multimedia S.A.C.

6.	Board of Directors

	Nadal Ariño Javier (President)	Passport No. 73180805-A
	Revilla Vergara Juan	D.N.I. No. 08234014
	Martínez Caro Diego	C.E No. N-118184
	Villa Mardon Antonio	D.N.I. No. 10840875
	Duncan Cary-Barnard Michael Alan	D.N.I. No. 10803501

7.	Chief Executive Officer:

Schuler Schütz Werner Ernesto DNI No. 10274322

ZELERIS PERÚ S.A.C.

1.	CIIU :

2.	R.U.C. :

3.	Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4.	Legal Representative :	Hernández García Rafael

5.	Shareholders with 5% or more of the capital stock :	Telefónica Soluciones Globales Holding S.A.C.

6.	Board of Directors :

	Hernández García Rafael	Passport No. 9801692
	Mendoza Canales Hugo Mario	D.N.I. 07854771
	Vila Boix Ángel	Passport No. 37371616C

TERRA NETWORKS PERÚ S.A.

1.	CIIU :	64207

2.	R.U.C. :	20432807160

3.	Address :	Los Sauces 374, piso 9, San Isidro

4.	Legal Representative :	Spitzer Chang Rainer Harry

5.	Shareholders with 5% or more of the capital stock :	Terra Networks, S.A.

6.	Board of Directors:

	Spitzer Chang Rainer Harry	DNI No. 07866791
	Ros Bigeriego Ramón	Passport No. 18211200-F
	García-Urgeles Capdevilla Antonio	Documento No. 795612-L (España)
	Rodríguez-Malo García Daniel	Documento No. 2632270-N (España)
	De la Cruz Linacero Raúl	Documento No. 50065837-N (España)

7.	President:

Rainer Harry Spitzer Chang, DNI No. 07866791

TELEATENTO DEL PERÚ S.A.C.

1.	CIIU :	74996

2.	R.U.C. :	20414989277

3.	Address :	Camaná 650, Lima

4.	Legal Representative :	Fernando Rubio Baeza

5.	Shareholders with 5% or more of the capital stock :	Atento Holding Telecomunicaciones S,A. Telefónica del Perú S.A.A.

6.	Board of Directors :

	Alberto Horcajo Aguirre	Passport No. 50808131-G
	Felipe Miguel Tomic Errazuriz	Passport No. 5.390.90
	Vacant	vacant

7.	Chief Executive Officer:

The temporary CEO is Fernando Rubio Baeza, Spanish, C.E. No. N-114764.

Item 14.

TRANSLATION

GCF-220-A1-0469-03

Lima, May 24, 2003

Messers.

Comisión Nacional Supervisora

De Empresas y Valores—CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series H of the 25th Issue of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
25th	H	180	11/25/02	05/24/03	S/.3,975,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 15.

TRANSLATION

GGR-135-A-/2003

Lima, May 27, 2003

Messers.

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES (CONASEV)

Lima.-

Ref: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. hereby, informs you that the Board of Directors of Telefónica Servicios Integrados S.A.C. (company which forms part of the Telefónica Group) appointed Mr. Eduardo Airaldi Quiñones, identified with DNI No. 08787744, as Chief Executive Officer of the company.

Regarding the Resolution No. 722-97-EF/94.10, enclosed please find the information related to the company on the respective form.

Sincerely yours,

Julia María Morales Valentin

Stock Exchange Representative

TELEFÓNICA SERVICIOS INTEGRADOS S.A.C.

1.	CIIU :	64207

2.	R.U.C. :	20304997436

3.	Address :	Av. Camino Real 390 Torre Central Piso 11, San Isidro, Lima.

4.	Legal Representative :	Airaldi Quiñones, Eduardo

5.	Shareholders with 5% or more of the stock capital :	Telefónica del Perú S.A.A.

6.	Board of Directors:

	Revilla Vergara Juan	D.N.I No. 08234014
	Airaldi Quiñones, Eduardo	D.N.I. No. 08787744
	Martínez Caro, Diego	C.E. No. N-118184;

7.	Chief Executive Officer:

	Airaldi Quiñones, Eduardo	D.N.I. No. 08787744

Item 16.

TRANSLATION

GGR-135-A-235-2003

Lima, May 27, 2003

Messers.

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES (CONASEV)

Lima.-

Ref: Key Events

Dear Sirs,

According Article 28 of the Peruvian Capital Markets Law Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10 and the Resolution No. 722-97-EF/94.10, Telefónica del Perú S.A.A. hereby, informs that at the Board of Directors meeting held today of Telefónica Publicidad e Información Perú S.A.C. (a company which forms part of the Telefónica Group) accepted the resignation of Mr. Dimitrios Karagounis to the position of Chief Executive Officer and Director of the above mentioned company, as of May 30, 2003.

Enclosed please find the information related to the company on the respective form.

Sincerely yours,

Julia María Morales Valentin

Stock Exchange Representative

TELEFÓNICA PUBLICIDAD E INFORMACIÓN PERÚ S.A.C1

1.	CIIU :	73406

2.	R.U.C. :	20501426041

3.	Address :	Los Jazmines No. 555, Lince

4.	Legal Representative:	Nadal Ariño, Javier

5.	Shareholders with 5% or more of the share capital :	Telefónica Publicidad e Información, S.A.

6.	Boardo of Directors:

	Nadal Ariño, Javier (President)	Passport No. 73180805-A.
	García Fau, Ana	Passport No. 2881160-L.
	Monjardín Arbex Pablo	Passport No. 7220682-Q.
	Revilla Vergara Juan	D.N.I. No. 08234014.
	Rico Menéndez, Antonio	Passport No. 5220085-M.

5.	Chief Executive Officer (e):

Ariño Nadal Javier, with Passport No. 73180805-A

[1]	The resignation of Mr. Dimitrios Karagounis to the positions of Director and Chief Executive Officer will enter into effect on May 30, 2003, date in which Mr. Nadal will temporarily assume the above mentioned positions.

Item 17.

TRANSLATION

GGR-135-A-     -2003

Lima, June 2, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications, CONASEV Resolution No. 107-2002-EF/94.10 and the Resolution No. 722-97-EF/94.10, we inform you that the Board of Directors of Telefónica Publicidad e Información Perú S.A.C. has temporarily given Mr. Carlos Zazo, Spanish, identified with Passport No. 402971, the responsibilities of the Chief Executive Officer until the Board designates a permanent Chief Executive Officer. Likewise, we inform you that during the Shareholders meeting of Teleatento del Perú S.A.C. held today, Mr. Evaristo Canete, Spanish, identified with Passport No. 01098385C was assigned as Chief Executive Officer and director.

Enclosed please find the information relating to those companies, duly updated on the respective form.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

TELEATENTO DEL PERÚ S.A.C.

1.	CIIU :	74996

2.	R.U.C. :	20414989277

3.	Address :	Camaná 650, Lima

4.	Legal Representative :	Evaristo Canete

5.	Shareholders with more than 5% of the share capital :	Atento Holding Telecomunicaciones S,A. Telefónica del Perú S.A.A.

6.	Board of Directors :

	Alberto Horcajo Aguirre	Passport No. 50808131-G
	Felipe Miguel Tomic Errazuriz	Passport No. 5.390.90
	Evaristo Canete	Passport No. 01098385C

7.	Chief Executive Officer:

Evaristo Canete, Spanish, identified with Passport No. 01098385C

TELEFÓNICA PUBLICIDAD E INFORMACIÓN PERÚ S.A.C

1.	CIIU :	73406

2.	R.U.C. :	20501426041

3.	Address :	Paseo de la República 3755, piso 3, San Isidro

4.	Legal Representative :	Carlos Zazo

5.	Shareholders with more than 5% of the share capital :	Telefónica Publicidad e Información S.A.

6.	Board of Directors :

	Nadal Ariño, Javier (President)	Passport No. 73180805-A
	García Fau, Ana	Passport No. 2881160-L
	Monjardín Arbez, Pablo	Passport No. 7220682-Q
	Revilla Vergara, Juan	D.N.I. No. 08234014
	Rico Menéndez, Antonio	Passport No. 5220085-M

7.	Chief Executive Officer:

Carlos Zazo, Spanish, with Passport No. 402971

2.    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.

Date: June 11, 2003	By:	/s/ Julia María Morales Valentín
		Name:	Julia María Morales Valentín
		Title:	General Counsel of Telefónica del Perú S.A.A.